EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The summary of the general terms and provisions of the capital stock of Lendway, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”). and Bylaws of the Company, as amended from time to time (the “Bylaws,” and together with the Certificate of Incorporation, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the General Corporation Law of Delaware (the “DGCL”).

Authorized Capital

The Company is authorized to issue up to 5,714,285 shares of common stock, with a par value of $.01 per share.

Voting Rights

The holders of shares of the Company’s common stock are entitled to one vote per share on all matters voted upon by the Company’s stockholders. The Company’s common stock does not have cumulative voting rights, and, accordingly, holders of more than 50% of the outstanding shares of common stock will be able to elect all of the members of the Board of Directors. If the number of candidates exceeds the number of members to be elected to the Board of Directors, they may be elected by plurality vote.

Dividend Rights

After satisfaction of the dividend rights of holders of any preferred stock, the holders of shares of the Company’s common stock are entitled to receive dividends, if any, in such amounts as may be declared from time to time by the Company’s Board of Directors in its discretion out of any funds legally available therefor and as permitted by the DGCL.

Liquidation Rights

In the event of the Company’s dissolution, liquidation or winding-up, the holders of shares of common stock are entitled to share ratably in any assets of the Company remaining after payment in full of creditors and preferred stockholders to the extent of any liquidation preferences.

No Preemptive Rights

There are no preemptive, subscription, conversion, redemption or sinking fund rights pertaining to the common stock. The absence of preemptive rights could result in a dilution of the interest of investors should additional common stock be issued.

Listing

The Company’s common stock is currently listed on The Nasdaq Stock Market LLC under the symbol “LDWY.”

Anti-Takeover Provisions

The Charter Documents and the DGCL contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

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Business Combinations with Interested Stockholders

In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more stockholders from engaging in a “Business Combination” (as defined below) with an “Interested Stockholder” (as defined below) for a three-year period following the time that this stockholder becomes an interested stockholder, unless the Business Combination is approved in a prescribed manner. A Business Combination includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Stockholder. An Interested Stockholder is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of Interested Stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a Business Combination between a corporation and an Interested Stockholder is prohibited for seven years unless it satisfies one of the following conditions:

•	Before the stockholder became an Interested Stockholder, the Board of Directors approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	At or after the time the stockholder became an Interested Stockholder, the Business Combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

•	The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Certificate of Incorporation does not contain a provision expressly opting out of the application of Section 203 of the DGCL; therefore, the Company is subject to the anti-takeover statute.

Special Meetings of Stockholders

The Company’s Bylaws provide that a special meeting of stockholders may be called by our Chief Executive Officer, Chief Financial Officer, by the Board of Directors or any two or more members thereof, by the Chairman, or by one or more stockholders holding not less than ten percent (10%) of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board of Directors for that purpose, must be called by twenty-five percent (25%) or more of the voting power of all shares entitled to vote).

Stockholder Action by Unanimous Written Consent

The Company’s Certificate of Incorporation provides that all stockholder action by written consent must be unanimous.

Advance Notice of Stockholder Business Proposals and Nominations

The Company’s Bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder that has delivered timely written notice in proper form to the Company’s secretary of the business or mailed to and received at the principal executive office of the Company to be brought before the meeting. These provisions could have the effect of delaying stockholder actions that may be favored by the holders of a majority of the Company’s outstanding voting securities until the next stockholder meeting or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Authority of the Board of Directors

The Board of Directors has the power to issue any or all of the shares of the Company’s capital stock and the right to fill vacancies of the Board of Directors (including a vacancy created by an increase in the size of the Board of Directors). Under the Certificate of Incorporation, the Company’s Board of Directors has the authority to adopt and change the Bylaws upon the affirmative vote of the number of directors which shall constitute, under the provisions of the Company’s Bylaws, the action of the Board of Directors.

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